UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AEROCENTURY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007737109

(CUSIP Number)

Lee G. Beaumont

2090 Centro Street, East

Tiburon, California 94920

(415) 889-5198

with a copy to:

Bruce McNamara, Esq.
Haynes and Boone, LLP
525 University Avenue, Suite 400

Palo Alto, California 94301
(650) 687-8836

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106

1.	Names of Reporting Persons Lee G. Beaumont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 150,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed by and on behalf of the Reporting Person to amend the Schedule 13D related to common stock, par value $0.001 per share (the “Common Stock”) of AeroCentury Corp., a Delaware corporation (the “Issuer”) previously filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on December 5, 2014 (as amended, the “Schedule 13D”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on December 5, 2014, the Reporting Person sent a letter (the “Initial Letter”) to the Board of Directors of the Issuer (the “Board”) outlining the proposed terms of a transaction between the Issuer and BeauTech Power Systems, LLC, a Texas limited liability company of which the Reporting Person owns 51% of the outstanding equity (“BeauTech”). Pursuant to the Initial Letter, BeauTech proposed to enter into a merger agreement with the Issuer to exchange all of the outstanding Common Stock of the Issuer for $12.50 per share in cash, which price represented a premium of approximately 50% to the closing price of the Issuer’s Common Stock on December 3, 2014 (the “Proposal”).

On December 17, 2014, the Reporting Person received a response letter (the “Board Letter”) from Mr. Neal Crispin, Chairman of the Board, declining on behalf of the Board to engage in discussions with the Reporting Person regarding the Proposal, stating that the Board “has determined that continuing to implement the [Issuer’s] long-term corporate strategy objectives and business plan is the best way to increase stockholder value going forward.” The foregoing is qualified in its entirety by reference to the Board Letter, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

On January 9, 2015, the Reporting Person sent a response letter (the “Response Letter”) to the Independent Directors of the Issuer (the “Independent Directors”) expressing his disappointment in the Board’s response to the Initial Letter. The Reporting Person challenged the Board’s assertion that its long-term strategy for improved financial condition would be the best way to unlock shareholder value, highlighting the dramatic decline in stock price since August 2014. The Reporting Person believes that the Issuer’s stockholders will only be able to realize the value of their equity holdings through a sale of the Issuer. The Reporting Person stated in the Response Letter that although his previous offer of $12.50 per share represented a significant premium to the current and expected future price of the Issuer’s Common Stock, he would be willing to discuss a possible increase in the original offer with the Independent Directors’ commitment to engage in good faith negotiations, together with favorable results of additional due diligence investigation. The Reporting Person’s offer to discuss an acquisition at a higher price will remain open until January 14, 2015. If the Reporting Person does not receive a positive response from the Independent Directors by January 14, 2015, the Reporting Person will move forward with other alternative avenues to increasing the Issuer’s stock price, including seeking representation on the Board. The foregoing is qualified in its entirety by reference to the Response Letter, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 is incorporated by reference into this Item 6. Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1

Letter to the Board of Directors of AeroCentury Corp., dated December 5, 2014, by Lee G. Beaumont (incorporated by reference to the Schedule 13D filed on December 5, 2014 by the Reporting Person with the Commission).

99.2	Letter to Lee G. Beaumont, dated December 17, 2014, by Neal Crispin, Chairman of the Board of Directors of AeroCentury Corp., on behalf of the Board of Directors of AeroCentury Corp. (filed herewith).
99.3	Letter to the Independent Directors of AeroCentruy Corp., dated January 9, 2015, by Lee G. Beaumont (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2015	LEE G. BEAUMONT

/s/ Lee G. Beaumont

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

Letter to the Board of Directors of AeroCentury Corp., dated December 5, 2014, by Lee G. Beaumont (incorporated by reference to the Schedule 13D filed on December 5, 2014 by the Reporting Person with the Commission).

99.2	Letter to Lee G. Beaumont, dated December 17, 2014, by Neal Crispin, Chairman of the Board of Directors of AeroCentury Corp., on behalf of the Board of Directors of AeroCentury Corp. (filed herewith).
99.3	Letter to the Independent Directors of AeroCentruy Corp., dated January 9, 2015, by Lee G. Beaumont (filed herewith).